Filed pursuant to Rule 424(b)(3)
Registration No. 333-217320

PROSPECTUS SUPPLEMENT NO. 5

(To Prospectus Dated June 23, 2017)

Aerpio Pharmaceuticals, Inc.

27,367,117 Shares

Common Stock

This prospectus supplement no. 5 supplements the prospectus dated June 23, 2017, relating to the offering and resale of up to 27,367,117 shares of our common stock, par value $0.0001 per share, that were privately issued to selling stockholders in connection with a merger transaction and a private placement.

This prospectus supplement incorporates into our prospectus the information contained in our attached Form 8-K, which was filed with the Securities and Exchange Commission on October 10, 2017.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is presently quoted for trading on the OTC Markets – OTCQB tier, or OTCQB, under the symbol “ARPO.” On October 6, 2017, the closing price of our common stock, as quoted on the OTCQB, was $6.30 per share.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 10, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 8, 2017

Aerpio Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-53057	61-1547850
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9987 Carver Road Cincinnati, OH	45242
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (513) 985-1920

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 5.02     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Employment Agreement with Stephen Hoffman as Chief Executive Officer

On October 8, 2017, Aerpio Pharmaceuticals, Inc. (the “Company”) entered into an employment agreement with Stephen Hoffman, M.D., Ph.D., pursuant to which Dr. Hoffman will serve as Chief Executive Officer of the Company, effective as of December 1, 2017 (the “Commencement Date”). Dr. Hoffman will succeed Joseph H. Gardner as Chief Executive Officer of the Company, and it is anticipated that in connection with the commencement of Dr. Hoffman’s employment with the Company on the Commencement Date, he will be appointed to the board of directors of the Company as a Class I director.

Prior to joining the Company, Dr. Hoffman was a Senior Advisor at PDL BioPharma, an investment firm that manages a portfolio of investments in companies, products, royalty agreements and debt facilities in the biotech, pharmaceutical and medical device industries, since February 2014. Prior to that he served as a Managing Director at Skyline Ventures, a venture capital firm, from 2007 to 2014 and was general partner at TVM Capital from 2003 to 2007. Prior to TVM, he served as President, Chief Executive Officer and a Director of Allos Therapeutics from 1994 to 2002, where he remained as Chairman until its acquisition by Spectrum Pharmaceuticals, Inc. in 2012. Dr. Hoffman currently serves on the board of directors of Dicerna Pharmaceuticals, Inc. (NASDAQ: DRNA), AcelRx Pharmaceuticals, Inc. (NASDAQ: ACRX), Bicycle Therapeutics Ltd., and Palleon Pharmaceuticals, Inc. Dr. Hoffman completed a fellowship in clinical oncology and a residency and fellowship in dermatology from 1990 to 1994, both at the University of Colorado, and holds a Ph.D. in chemistry from Northwestern University and an M.D. from the University of Colorado School of Medicine. He is also board-certified in Dermatology.

Dr. Hoffman’s employment agreement provides for “at will” employment. Pursuant to the terms of his employment agreement, Dr. Hoffman is entitled to an annual base salary of $470,000. Dr. Hoffman is also eligible for an annual performance bonus targeted at 50% of his base salary. Pursuant to the terms of his employment agreement, and subject to final approval by the Board of Directors of the Company (the “Board”) on or after the Commencement Date, Dr. Hoffman will also be granted a stock option to purchase a number shares of the Company’s common stock equal to 2% of the Company’s outstanding capital stock on a fully-diluted basis. To the extent permitted by applicable tax law, such options will be granted in the form of an incentive stock option pursuant to the Company’s 2017 Stock Option and Incentive Plan (the “2017 Plan”), except to the extent that Dr. Hoffman directs or applicable rules and regulations require that the option be granted in whole or in part in the form of a non-qualified stock option, in which case such option or a portion thereof will be granted as a non-qualified stock option outside of the 2017 Plan as a material inducement to Dr. Hoffman’s joining the Company. All such options granted to Dr. Hoffman will have an exercise price per share equal to the closing price of the Company’s common stock on the OTCQB on the grant date. Such stock options will vest as to 25% of the shares underlying the stock option on the first anniversary of the commencement of Dr. Hoffman’s employment with the Company and as to an additional 2.0833% of the shares underlying the stock option monthly thereafter. Dr. Hoffman is eligible to participate in the employee benefit plans generally available to full-time employees, subject to the terms of those plans. Pursuant to the terms of his employment agreement, if Dr. Hoffman’s employment is terminated by us without cause (as defined in his employment agreement) or by Dr. Hoffman for good reason (as defined in his employment agreement), Dr. Hoffman will receive any base salary through the date of termination, unpaid expense reimbursements, unused vacation accrued through the date of termination, any vested benefits under any employee benefit plan through the date of termination, and any incentive compensation for the year preceding the year in which the date of termination occurred if Dr. Hoffman had been employed at the end of a calendar year. Additionally, subject to Dr. Hoffman’s execution of a release of potential claims against us, Dr. Hoffman will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a monthly cash payment for 12 months for medical and dental benefits or Dr. Hoffman’s COBRA health continuation period, whichever ends earlier, and (iii) acceleration of vesting on any stock options in which Dr. Hoffman would have vested if he had remained employed for an additional 12 months. However, in the event that Dr. Hoffman’s employment is terminated by us without cause, or Dr. Hoffman terminates his employment with us for good reason, in either case within 15 months following the occurrence of a change in control (as defined in his employment agreement), in lieu of the severance payments and benefits described in the preceding sentence and subject to Dr. Hoffman’s execution of a release of potential claims against us, Dr. Hoffman will be entitled to receive: (i) a lump sum in cash in an amount equal to 1.5 times the sum of both Dr. Hoffman’s base salary (as defined in his employment agreement) then in effect plus his target annual performance bonus for the year in which the termination occurs (or his target annual performance bonus in effect immediately prior to the change in control, if larger), (ii) a monthly cash payment for 12 months for medical and dental benefits or Dr. Hoffman’s COBRA health continuation period, whichever ends earlier, and (iii) acceleration of vesting on any stock options in which Dr. Hoffman would have vested if he had remained employed for an additional 12 months.

In connection with Dr. Hoffman’s appointment as Chief Executive Officer, Dr. Hoffman will enter into the Company’s standard form of indemnification agreement, a copy of which was filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 17, 2017. Pursuant to the terms of the indemnification agreement, the Company may be required, among other things, to indemnify Dr. Hoffman for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our officers. In addition, Dr. Hoffman entered into a Confidentiality and IP Assignment Agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Hoffman’s employment and for one year thereafter.

Dr. Hoffman has no family relationship with any of the executive officers or directors of the Company. There are no arrangements or understandings between Dr. Hoffman and any other person pursuant to which he was appointed as an officer of the Company.

The foregoing description of the employment agreement with Dr. Hoffman is qualified in its entirety by reference to the complete text of such agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K.

Transition of Joseph Gardner, Ph.D. from Chief Executive Officer to President and Founder

On October 8, 2017, the Company also entered into the first amendment to its employment agreement with Dr. Gardner, pursuant to which Dr. Gardner resigned from the position of Chief Executive Officer and will transition from such role into the role of President and Founder effective immediately. Subject to the terms and conditions of his employment agreement, as amended, Dr. Gardner agreed to continue to serve as President and Founder of the Company until July 1, 2018, and he may elect to continue to stay with the Company after July 1, 2018. In this role, Dr. Gardner will have the powers and duties as may from time to time be prescribed by the Chief Executive Officer or the Board. Additionally, Dr. Gardner agreed to resign from his position as a member of the Board, effective as of December 31, 2018, if Dr. Gardner does not depart from the Board sooner.

Pursuant to the terms of the amendment, Dr. Gardner’s annual base salary was increased to $410,000 and his target annual incentive compensation was increased to 50% of his annual base salary. The Company and Dr. Gardner agreed that Dr. Gardner’s transition to President and Founder constitutes a “Good Reason” condition for purposes of his employment agreement without giving effect to the first amendment thereto. In the event Dr. Gardner remains an employee of the Company through July 1, 2018 or Dr. Gardner’s employment is terminated for reasons other than for “Cause” (as defined in the Dr. Gardner’s employment agreement, as amended), certain severance terms applicable to Dr. Gardner will also be amended so that in such an event, Dr. Gardner will be entitled to receive an amount of severance equal to 12 months of his base salary and acceleration of vesting on any stock options in which Dr. Gardner would have vested if he had remained employed for an additional 12 months.

The Company also agreed, subject to the approval of the Board or the compensation committee thereof at the next regularly Board meeting, to issue to Dr. Gardner a stock option to purchase 135,000 shares of the

Company’s common stock pursuant to the 2017 Plan. Such stock options granted to Dr. Gardner will have an exercise price per share equal to the closing price of the Company’s common stock on the OTCQB on the date of grant. Such stock options will vest in full on July 1, 2018, provided that (i) Dr. Gardner remains an employee of the Company on July 1, 2018, (ii) if prior to July 1, 2018, Dr. Gardner’s employment is terminated by the Company for reasons other than Cause, then such options will vest in full on the date of termination, and (iii) no acceleration of such option by operation of Dr. Gardner’s employment agreement, as amended, will occur.

The foregoing description of the first amendment to employment agreement with Dr. Gardner is qualified in its entirety by reference to the complete text of such amendment, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K.

A copy of the Company’s press release announcing Dr. Hoffman’s appointment as Chief Executive Officer and Dr. Gardner’s transition to President and Founder is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Employment Agreement, entered into on October 8, 2017, by and between Aerpio Pharmaceuticals, Inc. and Stephen Hoffman

10.2	First Amendment to Employment Agreement, dated October 8, 2017, by and between Aerpio Pharmaceuticals, Inc. and Joseph Gardner

99.1	Press release issued by Aerpio Pharmaceuticals, Inc. on October 10, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AERPIO PHARMACEUTICALS, INC.

Date: October 10, 2017	By:	/s/ Joseph Gardner
Joseph Gardner, President and Founder

Exhibit 10.1

AERPIO PHARMACEUTICALS, INC.

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made between Aerpio Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Stephen Hoffman (the “Executive”).

WHEREAS, the Company desires to employ the Executive and the Executive desires to be employed by the Company beginning on December 1, 2017, unless another date is agreed to by the Company and the Executive (the “Commencement Date”) on the terms of this Agreement and the Proprietary Rights Agreement (as defined below);

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.    Employment.

(a)    Term. The Company agrees to employ the Executive, and the Executive hereby accepts such employment commencing as of the Commencement Date and continuing , until terminated in accordance with the provisions of Section 3. The Executive’s employment with the Company shall be “at will,” meaning that the Executive’s employment may be terminated by the Company or the Executive at any time and for any reason subject to the terms of this Agreement. The time period between the Commencement Date and the Date of Termination shall be referred to herein as the “Term”.

(b)    Position and Duties. During the Term, the Executive shall serve as the Chief Executive Officer of the Company, and shall have supervision and control over and responsibility for the day-to-day business and affairs of the Company and shall have such other powers and duties as may from time to time be prescribed by the Board of Directors of the Company (the “Board”) or other authorized executive, provided that such duties are consistent with the Executive’s position or other positions that he may hold from time to time. The Executive shall devote substantially all his working time and efforts to the business and affairs of the Company. The Company will provide the Executive with indemnification protection for his role as the Chief Executive Officer to the same extent as other officers of the Company. Notwithstanding the foregoing, the Executive may serve on up to three (3) boards of directors of companies of his choice, provided the Executive will notify the Board upon joining or leaving any such board, and provided further that the Executive will not serve on more than one (1) board of directors of a publicly listed company; the Executive will have ninety (90) days after the Commencement Date to become in compliance with this sentence. The Executive may also serve on additional boards of directors, with the approval of the Board, or engage in religious, charitable or other community activities as long as such services and activities (a) are disclosed to the Board when they require a significant time commitment and (b) do not materially interfere with the Executive’s performance of his duties to the Company as provided in this Agreement.

2.    Compensation and Related Matters.

(a)    Base Salary. During the Term, the Executive’s initial annual base salary shall be $470,000. The Executive’s base salary shall be reviewed annually for a potential increase by the Board or the Compensation Committee of the Board (the “Compensation Committee”). The base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary shall be payable in a manner that is consistent with the Company’s usual payroll practices for executive officers.

(b)    Incentive Compensation. During the Term, the Executive shall be eligible to receive cash incentive compensation as determined in good-faith by the Board or the Compensation Committee at least annually. The Executive’s target annual incentive compensation shall be fifty percent (50%) of his Base Salary (the “Target Annual Incentive Compensation”). To earn any of the Target Annual Incentive Compensation, the Executive must be employed by the Company on the last day of the applicable year. The Target Annual Incentive Compensation if and to the extent earned will be paid no later than March 15th of the next succeeding year.

(c)    Stock Options. Subject to final approval by the Board, on or after the Commencement Date, the Company shall grant the Executive an option to purchase a number of shares of the Company’s common stock at the shares’ then fair market value (“FMV”) which equals two percent (2.0%) of the Company’s shares then outstanding on a fully-diluted basis, including for such purposes (i) the exercise of all vested options and warrants and the conversion of all convertible securities, and (ii) the amount of such grant (the “Initial Time Based Equity Award”). To the extent permitted by the tax laws, the Initial Time Based Equity Award shall be granted in the form of an incentive stock option meeting the requirements of Section 422 of the Code except to the extent that the Executive directs that the option be granted in whole or in part in the form of a non-qualified stock option. To induce the Executive to become an employee of the Company, the Executive hereby agrees that, to the extent any of the Initial Time Based Equity Award is required (or elected by the Executive) to be a non-qualified stock option, then such non-qualified stock option may be granted to Executive as an as inducement grant consistent with the requirements of NASDAQ Stock Market Rule 5635(c)(4) instead of pursuant to the Company’s existing stock plan. The Initial Time Based Equity Award shall be subject to the terms of and contingent upon Executive’s execution of a stock option award agreement(s) issued pursuant to the Company’s stock plan or otherwise to the extent issued as an inducement grant, including with respect to vesting and exercisability. The Initial Time Based Equity Award shall be subject to time-based vesting for a four-year period starting on the Commencement Date, with 25% of the Initial Time Based Equity Award vesting on the one-year anniversary of the Commencement Date, and then 2.0833% of the Initial Time Based Equity Award vesting on the first day of each month after the one (1) year anniversary of the Commencement Date. : For clarity, any agreement evidencing an equity award by the Company to the Executive will be consistent with, and subject to, the terms of this Agreement.

(d)    Expenses. The Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him during the Term in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its executive officers. In addition, the Company shall pay Executive’s attorneys’ fees incurred in connection with the review and negotiation of this Agreement and the agreements related hereto (not to exceed Eight Thousand Dollars ($8,000) in the aggregate). Payment will be made within five business days upon receipt of an invoice from counsel. Counsel’s invoice must be received within 30 days of a fully executed Agreement.

(e)    Other Benefits. During the Term, the Executive shall be eligible to participate in or receive benefits under the Company’s employee benefit plans in effect from time to time, subject to the terms of such plans.

(f)    Vacations. During the Term, the Executive shall be entitled to accrue up to twenty (20) paid vacation days in each year, which shall be accrued ratably. The Executive shall also be entitled to all paid holidays given by the Company to its executives.

3.    Termination. During the Term, the Executive’s employment hereunder may be terminated without any breach of this Agreement under the following circumstances:

(a)    Death. The Executive’s employment hereunder shall terminate upon his death.

(b)    Disability. The Company may terminate the Executive’s employment if he is disabled and unable to perform the essential functions of the Executive’s then existing position or positions under this Agreement with or without reasonable accommodation for a period of 180 consecutive days or 240 non-consecutive days in any 12-month period. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s Chief Executive Officer position with or without reasonable accommodation, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician selected by the Executive as to whether the Executive is so disabled or how long such disability is expected to continue (provided that if the Company disputes the certification from such physician selected by the Executive, then the Executive will select a second physician reasonably acceptable to the Company and with whom the Executive has had no prior relationship to provide a new certification, and the original certification from the Executive’s first selected physician will be of no effect), and such certification (from the first or second physician, as the case may be) shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Company’s determination of such issue shall be binding on the Executive. Nothing in this Section 3(b) shall be construed to waive the Executive’s rights, if any, under law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. Mass. General Laws Chapter 151B and/or the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(c)    Termination by Company for Cause. The Company may terminate the Executive’s employment without notice hereunder for Cause. For purposes of this Agreement, “Cause” shall mean: (i) conduct by the Executive constituting a material act of misconduct in connection with the performance of his duties; (ii) the commission by the Executive of any felony or a misdemeanor involving moral turpitude, deceit or fraud, or any conduct by the Executive that would reasonably be expected to result in material injury or material reputational harm to the Company or any of its subsidiaries or affiliates if he were retained in his position; (iii) a material breach by the Executive of any of the provisions contained in this Agreement or in Section 7 or the Proprietary Rights Agreement; (iv) a material violation by the Executive of the Company’s written employment policies; or (v) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or willful failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

(d)    Termination Without Cause. The Company may terminate the Executive’s employment hereunder at any time without Cause. Any termination by the Company of the Executive’s employment under this Agreement which does not constitute a termination for Cause under Section 3(c) and does not result from the death or disability of the Executive under Section 3(a) or (b) shall be deemed a termination without Cause.

(e)    Termination by the Executive. The Executive may terminate his employment hereunder at any time for any reason, including but not limited to Good Reason. For purposes of this Agreement, “Good Reason” shall mean that the Executive has complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following events: (i) a material diminution in the Executive’s responsibilities, authority or duties; (ii) a material diminution in the Executive’s Base Salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; (iii) a more than fifty (50) mile change in the geographic location at which the Executive provides services to the Company; or (iv) the material breach of this Agreement by the Company. “Good Reason Process” shall mean that (i) the Executive reasonably determines in good faith that a “Good Reason” condition has occurred; (ii) the Executive notifies the Company in writing of the first occurrence of the Good Reason condition within 60 days of the first occurrence of such condition; (iii) the Executive cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates his employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

(f)    Notice of Termination. Except for termination as specified in Section 3(a), any termination of the Executive’s employment by the Company or any such termination by the Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(g)    Date of Termination. “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by his death, the date of his death; (ii) if the Executive’s employment is terminated on account of disability under Section 3(b) or by the Company for Cause under Section 3(c), the date on which Notice of Termination is given; (iii) if the Executive’s employment is terminated by the Company under Section 3(d), the date on which a Notice of Termination is given; (iv) if the Executive’s employment is terminated by the

Executive under Section 3(e) without Good Reason, 30 days after the date on which a Notice of Termination is given, and (v) if the Executive’s employment is terminated by the Executive under Section 3(e) with Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

4.    Compensation Upon Termination.

(a)    Termination Generally. If the Executive’s employment with the Company is terminated for any reason by the Executive or the Company or by death or disability as set forth in this Agreement, the Company shall pay or provide to the Executive (or to his authorized representative or estate) (i) any Base Salary earned through the Date of Termination, (ii) unpaid expense reimbursements (subject to, and in accordance with, Section 2(d)); (iii) unused vacation that accrued through the Date of Termination; (iv) any vested benefits the Executive may have under any employee benefit plan of the Company through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans, and (v) any incentive compensation for the year preceding the year in which the Date of Termination occurs and to be paid to the Executive as provided by Section 2(b) if the Executive had been employed at the end of a calendar year and such compensation has not yet been paid as provided under Section 2(b) (collectively, the “Accrued Benefit”).

(b)    Termination by the Company Without Cause or by the Executive with Good Reason. During the Term, if the Executive’s employment is terminated by the Company without Cause as provided in Section 3(d), or the Executive terminates his employment for Good Reason as provided in Section 3(e), then the Company shall pay the Executive his Accrued Benefit. In addition, subject to the Executive signing a separation agreement (provided to the Executive on the date of termination or within five (5) business days thereafter) containing, among other provisions, a general release of claims in favor of the Company and related persons and entities (with reasonable and standard exceptions), confidentiality, return of property and non-disparagement, in a form and manner reasonably satisfactory to the Company and not containing additional obligations regarding restrictive covenants other than Executive already agreed to (the “Separation Agreement”) and the Separation Agreement becoming irrevocable, all within the time period set forth in the Separation Agreement but in no event more than 60 days after the Date of Termination:

(i)    the Company shall pay the Executive an amount equal to twelve (12) months’ Base Salary (the “Severance Amount”). Notwithstanding the foregoing, if the Executive materially breaches any of the provisions contained in Section 7, all payments of the Severance Amount shall immediately cease; and

(ii)    if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health and dental continuation, then the Company shall pay on the Executive’s behalf for twelve (12) months or the Executive’s COBRA health and dental continuation period, whichever ends earlier, an amount equal to the monthly employer contribution that the Company would have made to provide health and dental insurance to the Executive if the Executive had remained employed by the Company plus any associated COBRA administrative fees; and

(iii)    upon the Date of Termination, all time-based stock options and other time-based stock-based awards held by the Executive in which the Executive would have vested if he had remained employed for an additional twelve (12) months following the Date of Termination shall vest and become exercisable or nonforfeitable as of the Date of Termination; and

(iv)    the amounts payable under Section 4(b)(i) and (ii) shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over twelve (12) months commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Severance Amount shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

5.    Change in Control. The provisions of this Section 5 set forth certain terms of an agreement reached between the Executive and the Company regarding the Executive’s rights and obligations upon the occurrence of a Change in Control of the Company. These provisions shall apply in lieu of, and expressly supersede the provisions of Section 4(b), upon a Change of Control and if a termination of employment occurs within fifteen (15) months after the occurrence of the first event constituting a Change in Control. These provisions shall terminate and be of no further force or effect beginning fifteen (15) months after the occurrence of a Change in Control.

(a)    Change in Control Payments. During the Term, if within fifteen (15) months after a Change in Control, the Executive’s employment is terminated by the Company without Cause as provided in Section 3(d) or the Executive terminates his employment for Good Reason as provided in Section 3(e), then, subject to the signing of the Separation Agreement (given to the Executive within five (5) business days after the Date of Termination) by the Executive and the Separation Agreement becoming irrevocable and fully effective, all within 60 days after the Date of Termination,

(i)    the Company shall pay the Executive a lump sum in cash in an amount equal to one and one-half (1.5) times the sum of both (A) the Executive’s current Base Salary (or the Executive’s Base Salary in effect immediately prior to the Change in Control, if higher) plus (B) the Executive’s Target Incentive Annual Compensation (or the Executive’s Target Incentive Annual Compensation in effect immediately prior to the Change in Control, if larger); and

(ii)    if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment for twelve (12) months or the Executive’s COBRA health continuation period, whichever ends earlier, in an amount equal to the monthly employer contribution that the Company would have made to provide health and dental insurance to the Executive if the Executive had remained employed by the Company; and

(iii)    the amounts payable under this Section 5(a) shall be paid or commence to be paid within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payment shall be paid or commence to be paid in the second calendar year by the last day of such 60-day period.

(b)    Equity Post-Change of Control. Notwithstanding anything contrary in any applicable option agreement or other stock-based award agreement, all stock options and other stock-based awards of the Company held by the Executive subject to time-based vesting shall immediately accelerate and become fully exercisable or nonforfeitable upon the occurrence of the first event constituting a Change in Control.

(c)    Additional Limitation.

(i)    Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (as defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).

(ii)    For purposes of this Section 5(c), the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(iii)    The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 5(c)(i) shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

(b)    Definitions. For purposes of this Section 5, the following terms shall have the following meanings:

“Change in Control” shall mean any of the following:

(i)    any “person,” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Act”) (other than the Company, any of its subsidiaries, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its subsidiaries), together with all “affiliates” and “associates” (as such terms are defined in Rule 12b-2 under the Act) of such person, shall become the “beneficial owner” (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 50 percent or more of the combined voting power of the Company’s then outstanding securities having the right to vote in an election of the Board (“Voting Securities”) (in such case other than as a result of an acquisition of securities directly from the Company); or

(ii)    the date a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or

(iii)    the consummation of (A) any consolidation or merger of the Company where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate more than 50 percent of the voting shares of the Company issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), or (B) any sale or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred for purposes of the foregoing clause (i) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Voting Securities outstanding, increases the proportionate number of Voting Securities beneficially owned by any person to 50 percent or more of the combined voting power of all of the then outstanding Voting Securities; provided, however, that if any person referred to in this sentence shall thereafter become the beneficial owner of any additional shares of Voting Securities (other than pursuant to a stock split, stock dividend, or similar transaction or as a result of an acquisition of securities directly from the Company) and immediately thereafter beneficially owns 50 percent or more of the combined voting power of all of the then outstanding Voting Securities, then a “Change in Control” shall be deemed to have occurred for purposes of the foregoing clause (i).

6.    Section 409A.

(a)    Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s separation from service within the meaning of Section 409A of the Code, the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation otherwise subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Executive’s separation from service, or (B) the Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(b)    All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c)    To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(d)    The parties intend that this Agreement shall be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e)    The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

7.    Confidential Information, Noncompetition and Cooperation.

(a)    Proprietary Rights Agreement. Simultaneously with entering in this Agreement, the Executive has executed and entered into that certain Confidentiality IP Assignment Agreement (the “Proprietary Rights Agreement”), the terms of which shall be incorporated by reference as material terms of this Agreement.

(b)    Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive’s use or disclosure of information or the Executive’s engagement in any business. The Executive represents to the Company that the Executive’s execution of this Agreement, the Executive’s employment with the Company and the performance of the Executive’s proposed duties for the Company shall not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Company, the Executive shall not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive shall not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(c)    Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while the Executive was employed by the Company. The Executive’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company. The Company shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 7(f).

(d)    Relief. The Executive agrees that it would be difficult to measure any damages caused to the Company which might result from any breach by the Executive of the promises set forth in this Section 7, and that in any event money damages would be an inadequate remedy for any such material breach. Accordingly, notwithstanding Section 8 of this Agreement, the Executive agrees that if the Executive materially breaches, or proposes to materially breach, any portion of this Agreement, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company. In addition, in the event the Executive materially breaches this Section 7 during a period when he is receiving severance payments pursuant to Section 4 or Section 5 hereof, the Company shall have the right to suspend or terminate such severance payments. Such suspension or termination shall not limit the Company’s other options with respect to relief for such breach and shall not relieve the Executive of his duties under this Agreement.

(e)    Protected Disclosures and Other Protected Action. Nothing contained in this Agreement limits the Executive’s ability to file a charge or complaint with any federal, state or local governmental agency or commission (a “Government Agency”). In addition, nothing contained in this Agreement limits the Executive’s ability to communicate with any Government Agency or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including the Executive’s ability to provide documents or other information, without notice to the Company, nor do any of the provisions of this Section 7 apply to truthful testimony in litigation. If the Executive files any charge or complaint with any Government Agency and if the Government Agency pursues any claim on the Executive’s behalf, or if any other third party pursues any claim on the Executive’s behalf, the Executive waives any right to monetary or other individualized relief (either individually, or as part of any collective or class action); provided that nothing in this Agreement limits any right the Executive may have to receive a whistleblower award or bounty for information provided to the Securities and Exchange Commission.

8.    Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form mutually agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Executive or the Company may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 8 shall be specifically enforceable. Notwithstanding the foregoing, this Section 8 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 8.

9.    Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 8, the parties hereby consent to the jurisdiction of the Superior Court of The Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

10.    Integration. This Agreement and the Proprietary Rights Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter.

11.    Withholding. All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.

12.    Successor to the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal representatives, executors, administrators, heirs, distributees, devisees and legatees. In the event of the Executive’s death after his termination of employment but prior to the completion by the Company of all payments due him under this Agreement, the Company shall continue such payments to the Executive’s beneficiary designated in writing to the Company prior to his death (or to his estate, if the Executive fails to make such designation).

13.    Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

14.    Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive’s employment to the extent necessary to effectuate the terms contained herein.

15.    Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

16.    Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Board.

17.    Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

18.    Governing Law. This is a Massachusetts contract and shall be construed under and be governed in all respects by the laws of The Commonwealth of Massachusetts, without giving effect to the conflict of laws principles thereof. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the First Circuit.

19.    Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

20.    Successor to Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement, including Section 4, to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession shall be a material breach of this Agreement.

21.    Gender Neutral. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.

AERPIO PHARMACEUTICALS, INC.

By:	/s/ Muneer Satter
Its:	Muneer Satter, Chairman of the Board of Directors

EXECUTIVE

/s/ Stephen Hoffman
Stephen Hoffman

Exhibit 10.2

AMENDMENT NO. 1

TO

EMPLOYMENT AGREEMENT

THIS AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT (this “Amendment”) dated as of October 8, 2017 (the “Amendment Effective Date”), by and between Joseph Gardner (“Executive”) and Aerpio Pharmaceuticals, Inc., a Delaware corporation (the “Company”, and together with Executive, each, a “Party”, and collectively, the “Parties”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Employment Agreement (as defined below).

WHEREAS, the Parties entered into an Employment Agreement dated March 15, 2017 (the “Employment Agreement”) which replaced a prior executive employment agreement between the Parties, dated September 16, 2013 (the “Prior Employment Agreement”) except that the provisions of Section 6 of the Prior Employment Agreement (the “Restrictive Covenants”) were not replaced but, rather, were specifically preserved and reaffirmed as material terms of the Employment Agreement; and

WHEREAS, the Executive and the Company desire to amend certain provisions of the Employment Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Executive and the Company hereby agree as follows:

1.    Section 1(b) of the Employment Agreement is deleted in its entirety and replaced with the following:

“Position and Duties. Commencing on the Amendment Effective Date, the Executive shall serve as the President and Founder of the Company, and shall have such powers and duties as may from time to time be prescribed by the Chief Executive Officer or the Board of Directors of the Company (the “Board”) or other authorized executive, provided that such duties are consistent with the Executive’s position or other positions that he may hold from time to time. The Executive hereby resigns as the Chief Executive Officer of the Company and subject to Section 3(e) below, commits to stay with the Company until July 1, 2018 under the terms and conditions set forth in the Employment Agreement. The Executive shall devote substantially all of his full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, the Executive may serve on other boards of directors, with the approval of the Board, or engage in religious, charitable or other community activities as long as such services and activities are disclosed to the Board and do not materially interfere with the Executive’s performance of his duties to the Company as provided in this Agreement.”

2.    Section 2(a) of the Employment Agreement is deleted in its entirety and replaced with the following:

“Base Salary. Commencing on the Amendment Effective Date, the Executive’s annual base salary shall be $410,000. The Executive’s base salary shall be reviewed annually by the Board or the Compensation Committee of the Board (the “Compensation Committee”). The base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary shall be payable in a manner that is consistent with the Company’s usual payroll practices for executive officers.”

3.    Section 2(b) of the Employment Agreement is deleted in its entirety and replaced with the following:

“Incentive Compensation. During the Term, the Executive shall be eligible to receive cash incentive compensation as determined by the Board or the Compensation Committee from time to time. Commencing on the Amendment Effective Date, the Executive’s target annual incentive compensation shall be fifty percent (50%) of his Base Salary (the “Target Annual Incentive Compensation”). Except as otherwise provided herein, to earn incentive compensation, the Executive must be employed by the Company on the day such incentive compensation is paid.”

4.    Section 3(c)(iii) of the Employment Agreement is deleted in its entirety and replaced with the following:

“(iii) continued non-performance by the Executive of his duties hereunder (other than by reason of the Executive’s physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of objectively demonstrable non-performance from the Board;”

5.    If the Executive (1) is an employee of the Company through July 1, 2018 or (2) if prior to July 1, 2018, the Executive’s employment is terminated by the Company for reasons other than Cause, then: (i) in Section 4(b)(i) of the Employment Agreement, “nine (9) months’” will become “twelve (12) months’”; (ii) in Section 4(b)(iii) of the Employment Agreement, “six” will become “twelve”; and (iii) Section 4(b)(iv) is deleted in its entirety and replaced with the following:

“the amounts payable under Section 4(b)(i) and (ii) shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over nine (9) months commencing within 60 days after the Date of Termination; provided, however, that with respect to the Severance Amount, if the 60-day period begins in one calendar year and ends in a second calendar year, the Severance Amount shall begin to be paid in the second calendar year by the last day of such 60-day period, provided that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). Notwithstanding the foregoing, if the Date of Termination occurs on or after July 1, 2018, the Severance Amount shall be paid as a lump sum payment within sixty (60) days of the Date of Termination.”

6.    Subject to the approval of the Board or the Compensation Committee, at the next regularly scheduled Board meeting, the Company shall grant the Executive an option to purchase 135,000 shares of common stock of the Company (the “Option Grant”). The exercise price of the

Option Grant will be equal to at least the fair market value of the common stock of the Company on the date of grant, and the Option Grant will be subject to the terms and conditions of such stock option agreement and the Company’s 2017 Stock Option and Incentive Plan. The Option Grant shall vest in full on July 1, 2018 (and not before), provided that (i) as of July 1, 2018, the Executive is as an employee of the Company, (ii) if prior to July 1, 2018 the Executive’s employment is terminated by the Company for reasons other than Cause, then the Option Grant shall vest in full on the Date of Termination, and (iii) no acceleration of the Option Grant by operation of the Employment Agreement will occur (including pursuant to Section 4 or 5 of the Employment Agreement) with respect to the Option Grant. For the avoidance of doubt, any existing restricted stock or options to purchase shares of the common stock of the Company held by Executive will continue to vest during the Executive’s Service Relationship as set forth in their respective equity award agreements and applicable stock option plan, and subject to any acceleration provided by the Employment Agreement except as specifically modified by this Amendment.

7.    The Executive shall continue to serve as a member of the Board, subject to the provisions of applicable law, the Company’s certificate of incorporation, as amended, the Company’s amended and restated bylaws, and this Section 7. It is understood and agreed that the Executive shall cease serving as a member of the Board on the earlier of: (i) the Executive’s death, (ii) the removal of the Executive by the Company’s stockholders, (iii) the ending of Executive’s employment with the Company for any reason, (iv) the Executive’s voluntary refusal to stand for reelection as a director, and (v) December 31, 2018 (in any event the “Board Resignation Date”). Executive agrees such resignation on the Board Resignation Date shall be automatic and without any further action on his part, and Executive hereby agrees to execute any additional documentation with respect thereto reasonably requested by the Company.

8.    Subject to this Amendment, the terms and conditions of Sections 3, 4 and 5 of the Employment Agreement shall continue to be full effect, provided: (i) the Company acknowledges that Executive’s transition from Chief Executive Officer and President to President and Founder is a Good Reason condition for purposes of Section 3(e) of the Employment Agreement; (ii) the Company waives the notice and cure requirements pursuant to 3(e)(ii) and (iii) of the Employment Agreement with respect to such transition; and (iii) the Parties agree that 3(e)(v) of the Employment Agreement is deleted in its entirety and replaced with the following: “the Executive terminates his employment within 730 days of the Amendment Effective Date, and after such 730th day, the Executive terminates his employment within sixty (60) days after the end of the Cure Period with respect to a Good Reason condition that has occurred from and after the day that is 671 days after the Amendment Effective Date.”

9.    Except to the extent expressly modified or amended by this Amendment, all terms and provisions of the Employment Agreement shall continue in full force and effect and shall remain enforceable and binding in accordance with their respective terms. For purposes of clarity, this Amendment is not intended to, and does not, supersede or negate or otherwise affect the Company’s rights under the any pre-existing proprietary inventions assignment agreement or non-competition agreement that Executive had entered into prior to the Amendment Effective Date including the Restrictive Covenants which Executive hereby reaffirms as material terms of this Amendment. Neither Party has made any representation to the other regarding any of the subject matters hereof except as expressly set forth in this Amendment.

10.    Any required notices, meetings or consents that are necessary to make an amendment to the Employment Agreement are hereby waived or satisfied.

11.    This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed this Amendment effective as of the date first set forth above.

COMPANY:

AERPIO PHARMACEUTICALS, INC., a Delaware corporation

By:	/s/ Muneer Satter
Name:	Muneer Satter
Title:	Chairman of the Board of Directors

EXECUTIVE:

By:	/s/ Joseph H. Gardner
Name:	Joseph H. Gardner

Signature Page to Amendment No. 1 to Employment Agreement

Exhibit 99.1

Aerpio Pharmaceuticals Announces Appointment of Stephen Hoffman, M.D.,

Ph.D. as Chief Executive Officer and to the Board of Directors and the

Transition of Joseph H. Gardner, Ph.D. to President and Founder

CINCINNATI—(BUSINESS WIRE) — Aerpio Pharmaceuticals, Inc. (OTCQB: ARPO), a biopharmaceutical company focused on advancing first-in-class treatments for diabetic retinopathy and other ocular diseases, announced today that Stephen Hoffman, M.D., Ph.D. has been appointed Chief Executive Officer effective as of December 1, 2017 and is expected to be appointed to its board of directors as a Class I director in connection with the commencement of his employment with Aerpio. Dr. Hoffman succeeds Dr. Joseph H. Gardner, who will continue to serve as President and Founder of Aerpio.

“The Board is pleased to have recruited an individual with an ideal industry background as well as public company experience to assume leadership of Aerpio. Dr. Hoffman is well-positioned to lead Aerpio successfully into the future,” said Muneer Satter, Aerpio’s Chairman of the Board.

Dr. Hoffman joins Aerpio Pharmaceuticals from PDL BioPharma, an investment firm that manages a portfolio of investments in companies, products, royalty agreements and debt facilities in the biotech, pharmaceutical and medical device industries, where he served as a Senior Advisor since February 2014. Prior to that he served as a Managing Director at Skyline Ventures, a venture capital firm, from 2007 to 2014 and was general partner at TVM Capital from 2003 to 2007. Prior to TVM, he served as President, Chief Executive Officer and a Director of Allos Therapeutics from 1994 to 2002, where he remained as Chairman until its acquisition by Spectrum Pharmaceuticals, Inc. in 2012. Dr. Hoffman currently serves on the board of directors of Dicerna Pharmaceuticals, Inc. (NASDAQ: DRNA), AcelRx Pharmaceuticals, Inc. (NASDAQ: ACRX), Bicycle Therapeutics Ltd., and Palleon Pharmaceuticals, Inc. Dr. Hoffman completed a fellowship in clinical oncology and a residency and fellowship in dermatology from 1990 to 1994, both at the University of Colorado, and holds a Ph.D. in chemistry from Northwestern University and an M.D. from the University of Colorado School of Medicine. He is also board-certified in Dermatology.

“I’m very excited to join Aerpio and work with the existing management team to develop and commercialize products effecting the Tie2 pathway,” said Dr. Hoffman. “We believe the Tie2 pathway represents an important target not only in ophthalmology, but in the pathogenesis of “leaky vasculature” and which produces significant morbidity in patients with diabetes and other medical conditions. By activating Tie2 we believe we could possibly have a major impact in diabetes care, beginning by slowing the progression of diabetic retinopathy to diabetic macular edema and ultimately, blindness.”

“Dr. Hoffman’s entrepreneurial background, business savvy, industry experience and strong relationships within the investment community make him an excellent choice to lead Aerpio going forward,” stated Dr. Gardner. “Dr. Hoffman adds management depth as well as technical strength which will be critical as we progress our drug candidates.”

About Aerpio Pharmaceuticals

Aerpio Pharmaceuticals, Inc. is a biopharmaceutical company focused on advancing first-in-class treatments for ocular diseases. The Company’s lead compound, AKB-9778, is a small molecule activator of the Tie2 pathway and is in clinical development for the treatment of non-proliferative diabetic retinopathy. For more information please visit www.aerpio.com.

Forward Looking Statements

This press release contains forward-looking statements. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, the future plans and directions for the Company, the appointment of Dr. Hoffman as the Company’s Chief Executive Officer and the expected appointment as a member of its board of directors, the continued role of Dr. Gardner as President and Founder of the Company, and the development of the Company’s product candidates. Actual results could differ from those projected in any forward-looking statements due to several risk factors. Such factors include, among others, the ability to raise the additional funding needed to continue to develop AKB-9778 or other product development plans, the inherent uncertainties associated with the FDA and drug development process, competition in the industry in which the Company operates and overall market conditions. These forward-looking statements are made as of the date of this press release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents the Company files with the SEC available at www.sec.gov.

Investor & Media Contacts:

Aerpio Pharmaceuticals, Inc.

Dhaval Desai

Vice President of Medical Affairs

ddesai@aerpio.com

Burns McClellan, on behalf of Aerpio Pharmaceuticals, Inc.

Media: Justin Jackson

jjackson@burnsmc.com

Investors: Ami Bavishi

abavishi@burnsmc.com